FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2012

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Consolidated Results Q1 2012

YPF Sociedad Anónima

Item

1	Translation of first quarter 2012 consolidated results.

2

Item 1

TRANSLATION

YPF S.A.

Consolidated Results

Q1 2012

Consolidated Results Q1 2012

CONTENT

Consolidated Results Q1 2012

Operating income in the first quarter of 2012 reached ARS 2,502 million

Result First Quarter 2012	Jan-Mar 2011	Jan-Mar 2012	Var.% Q112/Q111
Amounts expressed in million of Argentine pesos
Operating income	2,568	2,502	-2.6%
Net income	1,596	1,294	-18.9%
Comprehensive Income	2,020	1,962	-2.9%
Earnings per share ARS	4.06	3.29	-18.9%
Investments	1,816	2,132	17.4%

Note: Unaudited figures

1. MAIN MILESTONES AND ECONOMIC MAGNITUDES OF THE FIRST QUARTER 2012

Operating income was ARS 2,502 million in the first quarter of 2012, 2.6% less than for the same period in 2011.

Operating revenues in the first quarter of 2012 reached ARS 14,850 million, 17.7% higher than for the same period in the previous year. This increase was positively affected by higher sales volumes of liquid fuels in the domestic market on account of larger volumes of delivered gasoline (super and premium) and higher prices, driven by the impact of a recovery in the international reference oil price on the products sold in the domestic market, such as fuel oil and some petrochemical products and by-products that are affected by such fluctuations in the international market.

Cost of sales during the first quarter of 2012 was 23.7% higher than in the same period in 2011. This increase is mainly explained by approximately 28.3% higher production costs, mainly due to higher royalties paid to the provinces, higher depreciation and higher expenses related to salaries, external services, and transport and freight. Also, purchases, which were 10.7% below those in the first quarter of 2011, partially offset the higher production costs, as a consequence of lower availability of ‘neuquino’ (light) crude oil in the domestic market.

Net income for the period was ARS 1,294 million, 18.9% lower than for the same period in 2011, which was affected by a higher income tax due to the application of appropriate financial accounting standards.

Total investments in fixed assets reached ARS 2,132 million in the first quarter, outpacing those in the first quarter of 2011 by 17.4%. This increase was mainly driven by the progress in Downstream projects and the cost increase in Upstream activities.

The interim Consolidated Financial Statements of YPF S.A. and its controlled companies for the three-month period ended March 31, 2012 have been presented for the first time based on International Audit Standard (“IAS”) No. 34 “Interim financial information”. The adoption of such regulations, as well as that of all the International Financial Reporting Standards (“IFRS”) was in accordance with Technical

Consolidated Results Q1 2012

Resolution No. 26 of the International Accounting Standards Board (“IASB”) and with the Regulations of National Securities Commission. The application of International Financial Reporting Standards (IFRS) is mandatory for the Company, according to the standard professional accounting and regulatory standards mentioned above, for the fiscal year beginning on January 1, 2012. For an assessment of the quantitative impact on shareholders equity and statement of income due to the application of IFRS see point 4.1 of the note herein.

Consolidated Results Q1 2012

2. ANALYSIS OF OPERATING RESULTS

2.1 UPSTREAM (1)

( Unaudited Figures)	Jan-Mar 2011	Jan-Mar 2012	Var.% Q112/Q111
Operating income* (MARS)	1,777	1,990	12.0%
Crude oil production (Kbbld)	242.1	227.9	-5.9%
NGL production (Kbbld)	53.3	54.7	2.6%
Gas production (Mm3d)	35.1	32.6	-7.1%
Total production (Kboed)	516.4	487.4	-5.6%
Exploration costs (MARS)	57	114	100.0%
Investments (MARS)	1,490	1,672	12.2%
International Prices
Brent** (USD/bbl)	105.5	118.5	12.3%
Gas Henry Hub** (USD/Mmbtu)	4.2	2.5	-40.5%
Realization Prices
Crude oil prices in domestic market. Period average (USD/bbl)	54.1	69.8	29.0%
Average gas price (USD/Mmbtu)	2.56	2.73	6.6%

*	In accordance with International Financial Reporting Standards (IFRS)
**	Source: Reuters
(1)	Includes affiliate companies

MARS: millions of pesos.

Upstream operating income was ARS 1,990 million, 12.0% above the first quarter of 2011.

The higher result in the first quarter was mainly due to the continuous adjustment of crude oil prices in the domestic market. In turn, this larger income reached in the quarter was partially offset by the increase in operating costs. The main costs that were affected were: operation services and other service contracts, repair and maintenance, payment of royalties to provinces (due to higher wellhead price) and heavier depreciations.

In international markets, the average indicator of Brent international price for the first quarter of 2012 was 118.5 USD/bbl, 12.3% above that for the first quarter of 2011. In this context the price of crude oil in the local market for same period improved by 29.0% up to 69.8 USD/bbl. As for natural gas, average sales price was 2.73 USD/Mmbtu, 6.6% above that for the first quarter of 2011, mainly due to better prices on sales to the industrial sector. Crude oil and LNG production reached 227.9 kbbld and 54.7 Kbbld

Consolidated Results Q1 2012

respectively, 5.9% below and 2.6% above the same period in 2011. As for natural gas, production was 32.6 Mm3d in the first quarter of 2012, 7.1% lower than for the same period in 2011. Total production of hydrocarbons in the first quarter of this year was 487.4 Kbped against 516.4 Kbped for same period in the previous year. This drop in production was mainly caused by the fact that the investments and activities performed during the last years and during the first quarter of 2012 fell short in offsetting natural depletion of our fields.

The first quarter results of the affiliate companies (controlled or non-controlled) in Upstream, including mainly YPF Holdings, YPF International, Mega, Pluspetrol and YPF Oil Services, was ARS -104 million.

Investments

Investments in Upstream were ARS 1,672 million in the first quarter of 2012, outpacing those for the same period in 2011 by 12.2%.

As regards development in conventional formations during the first quarter of 2012, the investments worth mentioning are those aiming at increasing the recovery factor mainly in the areas of Barranca Baya, Cañadón Seco and Manantiales Behr. Additionally, the main investments in secondary recovery were made in the areas of Señal Picada, Aguada Toledo, Sierra Barrosa and Los Perales. In turn, the activities that stand out are those carried out in the Vizcacheras block, in the province of Mendoza, where on March 29, 2012 the Company reported the finding of resources estimated in 20 Mboe.1

Within the non-conventional hydrocarbons area, 14 wells were completed during the first quarter 2012, among them, wells La fija X-1 and Malal del Medio -94 in Vaca Muerta formation, in the province of Mendoza; which results have allowed us to widen the estimation of the prospective area of such formation to 2,000 Km2, with estimated resources reaching 1,000 Mboe.1

[1]

Proved reserves may not have been recognized at all in connection with the discoveries referred to in this document and the related resources may only be recognized as proved reserves once the applicable regulations and requirements for booking proved reserves issued by the Comisión Nacional de Valores (National Securities Commission) and the Securities and Exchange Commission are met.

Consolidated Results Q1 2012

2.2 DOWNSTREAM (1)

(Unaudited Figures)	Jan-Mar 2011	Jan-Mar 2012	Var.% Q112/Q111
Operating income* (MARS)	1,161	1,102	-5.1%
Sales of petroleum products in domestic market (Km3)	3,743	3,621	-3.3%
Exportation of petroleum products (Km3)	535	373	-30.3%
Sales of petrochemical products in domestic market (Ktn)	238	241	1.3%
Exportation of petrochemical products (Ktn)	134	77	-42.5%
Crude oil processed (Kboed)	292	265	-9.2%
Investments (MARS)	306	421	37.6%

*	In accordance with International Financial Reporting Standards (IFRS)
(1)	Includes affiliate companies

MARS: millions of pesos.

Operating income in Downstream for the first quarter was ARS 1.102 million, 5.1% less than for the first quarter of 2011.

The lower result was mainly explained by the increase in operating costs, higher purchase price for crude oil and higher volumes and prices on biofuel purchases in the domestic market. As for revenues, there was an increase of approximately 22.4% as a consequence of the price increase for products sold in the local market and the larger volumes of delivered gasoline (super and premium).

The volume of crude oil processed in the quarter was 265 Kboed, 9.2% less than for the first quarter of 2011, mainly due to lower availability of ‘neuquino’ crude oil in the market.

In turn, total sale volumes of petroleum products in the domestic market fell by 3.3% compared to the first quarter of 2011, with increasing sales of gasoline, and gas oil and fuel oil sales decreasing in the domestic market. As regards exports, there was a 30.3% drop, mainly in petrochemical naphtha and LPG.

Sales of petrochemical products in the domestic market stood at similar levels as in the first quarter of 2011. As for exports, there was a 42.5% drop mainly in methanol.

Consolidated Results Q1 2012

The first quarter results of Downstream affiliate companies, including mainly OPESSA, Refinor and Profertil, were ARS 91 million.

Investments

Investments in Downstream in the quarter were ARS 421 million, 37.6% above that for the same quarter of 2011. Such increase was grounded on the set of multiannual projects intended to increase gasoline and diesel production capacity, improve fuel quality, and widen logistics and storage capacity. Within these projects, the increase in investment was mainly based on the advances in the CCR project at our chemical complex in Ensenada and on the progress in the desulphurization project at Lujan de Cuyo and La Plata refineries to improve the quality of refined products.

2.3 CORPORATE

This business segment involves mainly running costs and other activities that are not reported against the business units previously mentioned.

Corporate net costs for the first quarter were ARS 590 million, ARS 220 million more than for the same period of 2011. This increase was mainly generated by higher salaries and expenses relating to licensees and outsourced IT services. Also, the lower results yielded by the controlled company A-Evangelista S.A due to poorer operating margins reported in its activities of on-site set up and services adversely impacted on this quarter’s results.

Consolidated Results Q1 2012

3. HIGHLIGHTS OF THE QUARTER AND SUBSEQUENT EVENTS

On March 29, 2012 YPF S.A. reported the preliminary results of exploratory wells on unconventional and conventional oil formations in the Mendoza Province. The positive results obtained in the wells La Fija X-1 y Malal del Medio–94, in the Vaca Muerta formation allowed us to extend the estimate of the prospective area of the mentioned formation in 2,000 Km2, with expected resources totaling 1 billion barrels of oil equivalent in Vaca Muerta in the Mendoza Province. In respect of the conventional formation, it was reported that the Vizcacheras Oeste X-2 exploratory well located in the Vizcacheras block was drilled. The positive results obtained allowed us to extend the estimate of the prospective area of Vizcacheras in approximately 30 Km2, with expected resources totaling 20 million barrels of oil equivalent in this area.

On April 16, 2012 through Decree No. 530/12, the National Executive Power provided for the temporary intervention of YPF S.A. for a period of 30 days, with the aim of securing the continuity of its business, the preservation of its assets and capital, fuel provision and the satisfaction of the country’s needs, and guaranteeing that the goals of the legislative initiative undertaken that day by said Executive Power, which seeks that the 51% of the Class D Shares owned by Repsol YPF S.A., its controlled or controlling entities, be declared of public interest and subject to expropriation, are met.

On May 7, 2012 the approval of Law No 26,741 was published in the Official Gazette of the Republic of Argentina, which, among other matters, provided for the expropriation of 51% of the equity of YPF S.A. represented by an identical stake of Class D Shares of said company owned by Repsol YPF S.A., its controlled or controlling entities, directly or indirectly, and stated that, upon effectiveness of such Law, the exercise of all rights inherent to the expropriated shares should correspond to the National State.

On May 7, 2012 the National Executive Power appointed Mr. Miguel Matías Galuccio, Oil Engineer, as General Manager of YPF S.A. for the period of the intervention stipulated by Decree No 676/2012.

On May 23, 2012 the Board of Directors of the National Securities Commission and pursuant to YPF S.A.’s request, granted an extension of 60 consecutive days following the appointment of its new Board of Directors – which should take place in the next Shareholders’ Meeting to be held on June 4, 2012- to file its interim financial statements as of March 31, 2012.

On June 4, 2012, the General Ordinary and Special Class A and Class D Shareholders’ Meeting of YPF S.A. was held. A majority of votes decided to remove the entire regular and alternate members of the Board of Directors and of the Supervisory Committee and to appoint all the new members. It was resolved to appoint as members of the Board of Directors for the statutory term of one fiscal year Messrs. Miguel Matías Galuccio, Axel Kicillof, Eduardo Basualdo, Héctor Walter Valle, José Iván Brizuela, Carlos Alfonsi, Gustavo Alejandro Nagel, Roberto Ariel Ivovich, Oscar Alfredo Cretini, Walter Fernando Vazquez, Oscar Alberto Lamboglia, Guillermo Juan Pereyra, Sebastián Uchitel, Rodrigo Cuesta, Fernando Giliberti, Fernando Dasso and Luis García del Río. The Audit Committee has been composed with the independent members of the Board.

On June 5, 2012, the Executive Power of the Chubut Province through Decree 641/12 resolved to nullify Decree 324/12 Article 1, through which it had established the expiration of the exploitation concessions of the blocks denominated El Trébol – Escalante and Cañadón Perdido – Campamento Central – Bella Vista, which reservoirs where operated by YPF S.A. Likewise, the Executive Power of the Santa Cruz Province through Decree 927/12 resolved to nullify Decrees 393/12 and 575/12, through which it had established the expiration of the exploitation concessions of the blocks denominated Los Monos, Cerro Piedra – Cerro Guadal Norte, Los Perales-Las Mesetas, Cañadón Vasco and Pico Truncado-El Cordón, which reservoirs where operated by YPF S.A.

Consolidated Results Q1 2012

On June 14, 2012 YPF S.A. received a letter from the Banco Inbursa S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa, informing that, on June 12, 2012, said company had acquired 25,911,050 shares, which represented 6.59% of the capital stock of YPF S.A. at a price of 11.12 U.S. dollars per share, from Petersen Energía S.A. and Petersen Inversora S.A.U. In addition, in said letter, it was informed that Inmobiliaria Carso S.A. de C.V., a company related to Banco Inbursa S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa, held 6,997,456 shares, which represented 1.78% of the capital stock of YPF S.A.

On June 18, 2012 YPF S.A. received a letter from Itaú Unibanco S.A. – Grand Cayman Branch, informing that on June 12, 2012, said company had acquired 14,194,472 American Depositary Shares (“ADS”), which represented 3.609% of the capital stock of YPF S.A. at a price of 11.12 U.S. dollars per ADS.

On July 17, 2012, the General Ordinary Shareholders’ Meeting of YPF S.A. was held, where the Financial Statements as of December 31, 2011 were approved by a majority. In respect of the assignment of profits, it was approved to create a reserve for investments of 5,751 million pesos and to create a reserve for dividend payments of 303 million pesos and authorized the Board of Directors to determine the pertinent time for distributions within the current fiscal year.

On July 20, 2012 YPF S.A. repurchased $79,016,000 principal amount of its outstanding 10% Medium-Term Notes Due 2028. The mentioned repurchase was done pursuant to the prospectus, the indenture for the Notes and the terms of the relevant offer to purchase.

Investors Relations

E-mail: inversoresypf@ypf.com

Website: www.ypf.com

Macacha Güemes 515

1106 Buenos Aires (Argentina)

Phone: 54 11 5441 2782

Fax: 54 11 5441 2113

Consolidated Results Q1 2012

4. TABLES AND NOTES

Results First Quarter 2012

Consolidated Results Q1 2012

4.1 ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

The interim Consolidated Financial Statements of YPF S.A. and its controlled companies for the period ended March 31,2012 are presented for the first time based on International Audit Standard (“IAS”) 34 “Interim financial information” and in accordance with Technical Resolution No. 26 of the International Accounting Standards Board (“IASB”) and with the Regulations of National Securities Commission. The application of International Financial Reporting Standards (IFRS) is mandatory for the Company, according to the professional accounting standard and regulatory standards mentioned above, for the fiscal year beginning on January 1, 2012. Also, even though the interim consolidated financial statements will be presented in accordance to IAS 34, they will include information additional to the one required by the adopted form, so that the reader has all the information necessary for an appropriate understanding. In accordance to IFRS 1, the date of transition to IFRS is January 1, 2011 (the “transition date”).

Below are the main effects on the financial statements of YPF starting from the application of the IFRS.

•	Reconciliations of Shareholders’ equity (in millions of Argentine pesos)

	As of 1/1/2011	As of 03/31/2011	As of 12/31/2011
Shareholders’ equity according to previous Argentine GAAP	19,040	20,811	18,735
1. Effect of application of the functional and reporting currency:
a) Adjustment to fixed assets and Intangible assets	5,040	5,403	6,438
b) Adjustment to Inventories	137	174	266
c) Other	283	272	327
2. Income tax effect	(1,812)	(1,952)	(2,346)

Shareholders’ equity according to IFRS	22,688	24,708	23,420

1.	Effect of application of the functional and reporting currency:

Under IFRS, companies should determine their functional currency, which may differ from their reporting currency. YPF’s management has defined the U.S. dollar as the functional currency of YPF. Accordingly, the shareholders’ equity as of January 1 and December 31, 2011, prepared under previous Argentine GAAP have been remeasured into U.S. dollars according to the procedure set out in IAS 21 and IFRS 1, with the objective of generating the same accounting information that would have been reported if the accounting records were kept in the functional currency.

Additionally the Company must file its financial statements in pesos. Accordingly, the amounts obtained from the process above mentioned, need to be converted into pesos. As a result, the exchange differences resulting will be reported in Other Comprehensive Income for the year.

a.1) According to the methodology mentioned above, the fixed assets and intangible assets of the Company have been increased.

a.2) For the valuation of inventories, the depreciation of fixed assets and certain intangible assets according to IFRS is part of their cost. Since such depreciation has been affected by the adjustment in fixed assets and Intangible assets, the Company proceeded to increase the value of its inventories.

a.3) Mainly includes the adjustments resulting from the application of the concept of functional currency to investments valued using the equity method.

2.	Income Tax Effect:

The effect of applying the current tax rate on the difference generated between the tax basis of fixed assets and intangible assets and their book value under IFRS, measured in its functional currency and converted into resulted in a decrease in Shareholders’ equity described in the chart. Similarly, as result of the adjustment in the valuation of inventories, the difference between the book value under IFRS of the related assets and their tax basis generates a decrease in Shareholders’ equity. The application of functional currency to long term investments valued using the equity method had no Tax Effect. As a consequence of the above mentioned, the calculation of the effective income tax rate (income tax divided by net income before income tax) will be over 35%, which does not imply effects in the future payments of this tax with respect to those from the application of the accounting principles before the adoption of IFRS.

Consolidated Results Q1 2012

•	Reconciliation of comprehensive income (in millions of Argentine pesos)

	As of 03/31/2011	As of 12/31/2011
Net income according to previous Argentine GAAP	1,774	5,296
1. Exchange differences	265	1,113
2. Depreciation of fixed assets and amortization of intangible assets	(247)	(1,120)
3. Income tax effect	(140)	(534)
4. Other	(56)	(310)

Net income according to IFRS	1,596	4,445
5. Conversion differences	424	1,864
6. Actuarial losses – Pension plans	—	(12)

Comprehensive income according to IFRS	2,020	6,297

(1) Exchange differences:

Corresponds to the elimination of exchange differences recorded under previous Argentine GAAP originated by monetary assets and liabilities denominated in currencies other than the peso, and the recognition of the exchange differences corresponding to the measurement of monetary assets and liabilities denominated in currencies other than U.S. dollar, as a result of the application of the functional currency concept previously mentioned.

(2) Depreciation of fixed assets and amortization of intangible assets:

Corresponds to the difference in depreciations and amortizations charged to expenses in the year, derived from the valuation of fixed assets and intangible assets, respectively, as a result of the application of the concept of functional currency described above.

(3) Income tax effect:

Corresponds to the effect of income tax in accordance with the requirements of IAS 12 “Income tax”.

(4) Other:

Mainly includes the effect, in net income, of the valuation of inventories under IFRS and the adjustments resulting from the application of functional currency, as defined by IFRS, to long term investments valued using the equity method that defined the U.S. dollar as its functional currency.

(5) Conversion differences:

The main effects are generated by:

–    Translation into U.S. dollars of financial information corresponding to investments in companies where the functional currency differs from the Company’s functional currency;

–    Conversion from U.S. dollars into pesos of the statement of income and Shareholders’ equity at the prevailing exchange rate when operations were generated (or, for practical reasons and when exchange rates do not fluctuate significantly, the average exchange rate for each month);

–    Conversion from U.S. dollars into pesos of U.S. dollar-denominated assets and liabilities at the exchange rate as of the end of the fiscal year.

The main items that accounted for the conversion differences referred to above are:

	As of 03/31/2011	As of 12/31/2011
Fixed assets and intangible assets	615	2,596
Inventories	78	367
Monetary Assets	116	433
Monetary Liabilities	(201)	(1,049)
Conversion of monetary liabilities net in pesos	(191)	(578)
Other	7	95

Total conversion effect	424	1,864

Consolidated Results Q1 2012

(6) Actuarial losses – Pension plans

YPF Holdings Inc., a controlled company which has operations in the United States of America, has non-contributory defined-benefit pension plans and postretirement and postemployment benefits (“pension plans”)

Under Argentine GAAP, the actuarial losses arising from the remeasurement of the defined benefit liability of pension of plans were charged to the “Other (expense) income, net” account of the statement of income.

Under IFRS, according to the provisions of IAS 19, remeasurements of the net defined benefit liability are recognized in Other Comprehensive Income, and shall not be reclassified to profit or loss in a subsequent period but are reclassified directly to retained earnings.

•	Summarized consolidated statements of cash flows (in millions of Argentine pesos)

	As of 03/31/2012	As of 12/31/2011
Net Cash Flows provided by operating activities	2,107	12,687
Net Cash Flows used in investing activities	(1,854)	(12,159)
Cash Flows used in financing activities	40	(1,844)

Decrease in cash and equivalents	293	(1,316)

Cash and equivalents at the beginning of year	2,326	2,326
Exchange differences from cash and equivalents	43	102

Cash and equivalent component at the end of the period	2,662	1,112

The Company’s statements of cash flows was modified, derived from the deconsolidation of the Joint Ventures, previously referred to under the caption Investment in Joint Arrangements, which generated a decrease in cash and equivalents at the beginning and end of year, a decrease in the net cash flows provided by operating activities, a decrease in the net cash flow used in investing activities and a decrease in the net cash flow used in financing activities, for the three month period ended March 31, 2012 and for the fiscal year ended December 31, 2011.

For further details on the effects of the application of the IFRS please refer to Note 1 of Consolidated Financial Statements as of March 31, 2012.

Consolidated Results Q1 2012

4.2 CONSOLIDATED STATEMENT OF INCOME

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited figures in millions of Argentine pesos)

	Jan-Mar 2011	Jan-Mar 2012	Var.% Q112/Q111
Ordinary sales	12,616	14,850	17.7%
Costs of sales	(8,421)	(10,414)	23.7%

Gross Profit	4,195	4,436	5.7%

Selling expenses	(1,296)	(1,228)	-5.2%
Administration expenses	(385)	(479)	24.4%
Exploration expenses	(57)	(114)	100.0%
Other expenses and results of long-term investments	111	(113)	-201.8%

Operating Income	2,568	2,502	-2.6%

Financial Results	38	(155)	-507.9%
Income tax	(1,010)	(1,053)	4.3%

Net income	1,596	1,294	-18.9%

Earnings per share, basic and diluted	4.06	3.29	-18.9%

Other comprehensive Income	424	668	57.5%

Comprehensive Income	2,020	1,962	-2.9%

EBITDA	4,362	4,447	1.9%

*	EBITDA = Net Income+ net interest + income tax + depreciation of fixed assets

Consolidated Results Q1 2012

4.3 CONSOLIDATED BALANCE SHEET

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited figures in millions of Argentine pesos)

	12/31/2011	03/31/2012
Noncurrent Assets
Intangible assets	1,300	1,345
Fixed assets	43,788	44,814
Long-term investments	2,013	1,901
Deferred tax assets	30	45
Other receivables and prepayment	882	861
Trade receivables	22	27

Total noncurrent assets	48,035	48,993

Current Assets
Inventories	6,006	6,105
Other receivables and prepayment	2,788	2,770
Trade receivables	3,315	3,219
Cash and equivalents	1,112	902

Total current assets	13,221	12,996

Total assets	61,256	61,989

Shareholders’ Equity
Shareholders’ contributions	10,674	10,674
Reserves and unnapropiated retained earnings	12,746	14,708

Total Shareholders’ Equity	23,420	25,382

Noncurrent Liabilities
Provisions	9,206	9,632
Deferred tax liabilities	2,724	2,884
Other taxes payable	136	115
Salaries and social security	38	41
Loans	4,435	4,114
Accounts payable	326	329

Total noncurrent liabilities	16,865	17,115

Current Liabilities
Provisions	965	967
Income tax payable	—	606
Other taxes payable	511	1,050
Salaries and social security	537	489
Loans	7,763	6,853
Accounts payable	11,195	9,527

Total current liabilities	20,971	19,492

Total liabilities	37,836	36,607

Total liabilities and shareholders’ equity	61,256	61,989

Consolidated Results Q1 2012

4.4 CONSOLIDATED STATEMENT OF CASH FLOWS

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited figures in millions of Argentine pesos)

	Jan-Mar 2011	Jan-Mar 2012
Cash Flows from Operating Activities
Net income	1,596	1,294

Results of long-term investments	(131)	(3)
Depreciation of fixed assets	1,597	1,790
Amortization and Intangible assets	14	31
Consumption of materials and fixed assets retired and intangible assets, net of provisions	151	209

Increase/ Decrease provisions included in liabilities	176	560
Changes in assets and liabilities	(1,833)	424
Dividends from long-term investments	6	—
Net charge of income tax payment	531	853

Cash Flows from Operating Activities	2,107	5,158

Cash Flows from Investing Activities
Payments of Investing
Acquisitions of fixed assets and Intangible assets	(1,854)	(3,818)

Cash Flows from Investing Activities	(1,854)	(3,818)

Cash Flows from Financing Activities	—	—
Payment of loans	(3,899)	(7,629)
Payment of interests	(91)	(185)
Proceeds from loans	4,030	6,251

Cash flows used in financing activities	40	(1,563)

Effect of exchange rate changes on cash and equivalents	43	13

Increase (Decrease) in Cash and Equivalents	336	(210)

Cash and equivalents at the beginning of year	2,326	1,112
Cash and equivalents at the end of year	2,662	902

Increase (Decrease) in Cash and Equivalents	336	(210)

CASH AND EQUIVALENT COMPONENT AT THE END OF THE PERIOD
Cash	414	480
Other Finantial Assets	2,248	422

TOTAL CASH AND EQUIVALENTS AT THE END OF THE PERIOD	2,662	902

Consolidated Results Q1 2012

4.5 MAIN PHYSICAL MAGNITUDES (unaudited figures)

	Unit	2011 Q1	2012 Q1
Upstream
Crude oil production	Kbbl	21,787	20,738
NGL production	Kbbl	4,794	4,975
Gas production	Mm3	3,163	2,964
Total production	Kbpe	46,476	44,352

Downstream
Sales of petroleum and other products
Domestic market
Gasoline	Km3	984	1,029
Diesel	Km3	2,054	1,910
Jet fuel and kerosene	Km3	108	109
Fuel Oil	Km3	57	8
LPG	Km3	195	196
Others*	Km3	345	369
Total domestic market	Km3	3,743	3,621
Export market
Jet fuel and kerosene	Km3	145	139
LPG	Km3	85	8
Others*	Km3	305	226
Total export market	Km3	535	373
Total sales of petroleum products	Km3	4,278	3,994

Sales of petrochemical products
Fertilizers	Ktn	35	18
Methanol	Ktn	54	80
Others	Ktn	149	143
Total domestic market	Ktn	238	241
Export market
Methanol	Ktn	31	0
Others	Ktn	103	77
Total export market	Ktn	134	77
Total sales of petrochemical products	Ktn	372	318

Sales of other products
Grain, flours and oils
Domestic market	Ktn	12	157
Export market	Ktn	28	1
Total Grain, flours and oils	Ktn	40	158

*	Includes mainly sales of petroquemical naphta, oil and base lubricants, greases, asphalts, coke coal and others.

Consolidated Results Q1 2012

This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995.

These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict.

YPF’s actual future financial condition, financial ratios, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011 filed with the US Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.

Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or otherwise.

The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: July 26, 2012	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer